

March 19, 2021

Jon Heimer
Chief Executive Officer
Olink Holding AB (publ)
Uppsala Science Park
SE-751 83
Uppsala, Sweden

> **Re: Olink Holding AB (publ)**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed March 18, 2021**
> **File No. 333-253818**

Dear Mr. Heimer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 9, 2021 letter.

Amendment No. 1 to Form F-1 filed on March 18, 2021

Prospectus Summary
Summary of Consolidated Financial Position , page 12

1. We note here and throughout the filing that you present $2.3 and $64 million of non-current interest bearing loans and borrowings and total liabilities, further as adjusted, as of December 31, 2020, respectively, which reflects the information provided in footnote 2 to the table. Footnote 2 indicates that you have paid off $67.2 million of outstanding indebtedness with proceeds from the offering. We finally note from page F-34 that you only have $64 million and $66 million of total non-current interest-bearing loans and borrowings and total interest-bearing loans and borrowings, outstanding as of December

31, 2020, respectively. Please tell us and revise your filing to explain to us why you are assuming you will pay off $67.2 million in outstanding indebtedness as part of the offering proceeds considering your aforementioned historical balances presented on page F-34.

You may contact Tara Harkins at (202) 551-3639 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at (202) 551-2326 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Kristopher D. Brown, Esq.